As filed with the Securities and Exchange Commission on April 25, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EP MEDSYSTEMS, INC.

(Exact name of registrant as specified in its charter)

NEW JERSEY	22-3212190
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

575 ROUTE 73 NORTH, BUILDING D

WEST BERLIN, NEW JERSEY 08091

TELEPHONE (856) 753-8533

(Address, Including Zip Code, and Telephone Number, Including Area

Code, of Registrant’s Principal Executive Offices)

DAVID JENKINS

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

EP MEDSYSTEMS, INC.

575 ROUTE 73 NORTH, BUILDING D

WEST BERLIN, NEW JERSEY 08091

TELEPHONE (856) 753-8533

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent For Service)

Copies to:

THOMAS M. VITALE

MAYER, BROWN, ROWE & MAW LLP

1675 BROADWAY

NEW YORK, NEW YORK 10019-5820

TELEPHONE (212) 506-2500

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

From time to time after the effective date of this registration statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED(1)(2)	PROPOSED MAXIMUM OFFERING PRICE PER UNIT (3)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(3)	AMOUNT OF REGISTRATION FEE
Common Stock, no par value, $0.001 stated value	4,671,060	$2.44	$11,374,031	$1,217

(1)	Includes the registration for resale by the selling stockholders of 180,000 shares of common stock issuable upon exercise of outstanding common stock options.
(2)	In the event of a stock split, stock dividend or similar transaction involving the common stock of the registrant, in order to prevent dilution, the number of shares of common stock registered hereby shall be automatically adjusted in accordance with Rule 416 under the Securities Act of 1933, as amended to cover the additional shares of common stock issuable upon exercise of the related outstanding common stock options.
(3)	Estimated pursuant to Rule 457(c) of the Securities Act of 1933, as amended, solely for the purposes of calculating the registration fee, upon the basis of the average of the high and low prices of our common stock as reported on the Nasdaq Capital Market on April 24, 2006.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES(S) AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

SUBJECT TO COMPLETION, DATED APRIL 25, 2006

PRELIMINARY PROSPECTUS

EP MEDSYSTEMS, INC.

4,671,060 SHARES OF COMMON STOCK

This prospectus relates to the resale of 4,671,060 shares of common stock of EP MedSystems, Inc. that may be offered and sold from time to time by the selling shareholders identified on page 21 of this prospectus. Of the 4,671,060 shares of our common stock being offered for sale by the selling shareholders, 4,491,060 are currently issued and outstanding and 180,000 are issuable upon the exercise of outstanding options. Each of the shares were previously issued or granted by us to the selling shareholders in private transactions.

We will not receive any proceeds from the resale of shares of our common stock, or the sale of shares of our common stock following exercise of the options. If the options are exercised by the selling share holder who holds the options referenced in this prospectus or by subsequent transferees of the options, we will receive an amount equal to the exercise price for each share received upon exercise of the options. The selling shareholders may offer their shares through public or private transactions at the prevailing market prices or at privately negotiated prices. The selling shareholders may make sales directly to purchasers or through brokers, agents, dealers or underwriters or through a combination of methods. The expenses of the registration of the shares under the Securities Act of 1933, as amended, and the registration or qualification of the shares under any applicable state securities laws will be paid by us. The selling shareholders will bear all commissions and other compensation paid to brokers in connection with the sale of their shares.

Our common stock trades on The Nasdaq Capital Market under the symbol “EPMD.” On April 24, 2006 the last reported sale price of our common stock on The Nasdaq Capital Market was $2.40 per share.

THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 7 OF THIS PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS                             , 2006.

You should rely only on the information in this prospectus or any supplement or in information incorporated herein by reference. We have not authorized anyone else to give any information or to make any representations other than those contained in this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which that offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

REFERENCES IN THIS PROSPECTUS TO “WE,” “US” AND “OUR” REFER TO EP MEDSYSTEMS, INC., A NEW JERSEY CORPORATION.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a “shelf registration” process. You should read this prospectus and any supplement, together with additional information described under “Where You Can Find More Information” and the information we incorporate by reference in this prospectus described under the heading “Incorporation of Certain Documents by Reference.”

PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE DISCUSSION REGARDING THE RISKS OF INVESTING IN THE COMMON STOCK OF EP MEDSYSTEMS UNDER THE SECTION ENTITLED “RISK FACTORS,” BEFORE INVESTING IN EP MEDSYSTEMS’ COMMON STOCK.

ABOUT EP MEDSYSTEMS, INC.

BUSINESS

The Company was incorporated in January 1993 and operates in a single industry segment. We develop, manufacture, market and sell a line of products for the cardiac rhythm management, or electrophysiology (EP), market used to diagnose, monitor, visualize and treat irregular heartbeats known as arrhythmias. Since our inception, we have acquired technology and marketing rights, have developed new products and have begun marketing various electrophysiology products, including our EP-WorkMate® computerized electrophysiology workstation, the RPM™ RealTime Position Management™ navigation technology, our EP-4™ Computerized Cardiac Stimulator, diagnostic electrophysiology catheters (including our unique one-piece catheter), ViewMate® intracardiac ultrasound catheter system and related disposable supplies and our ALERT® System (including the ALERT® Companion II and ALERT® family of internal cardioversion catheters

Our core diagnostic product is the EP-WorkMate®, a computerized electrophysiology workstation that monitors displays and stores cardiac electrical activity and arrhythmia data. The EP-WorkMate® offers, among other features, display and storage of up to 192 intracardiac signals, real-time diagnosis, analysis and integration with our own proprietary systems, such as our EP-4™ Stimulator, as well as with those of market leaders, such as Boston Scientific Corporations’ RPM™ RealTime Position Management™ navigation system, Philips Medical Systems’ Allura x-ray system and with other technologies and systems. Late in the third quarter of 2003, we received FDA market clearance to sell the EP-WorkMate® integrated with RPM™ RealTime Position Management™ System. This approval was the culmination of a strategic joint development project between Boston Scientific Corporation and EP Med. It is the only EP recording system on the market to integrate advanced recording and stimulation with anatomic modeling, advanced mapping and 3-D navigation features, allowing electrophysiology studies to be more efficient and user friendly. The EP-4™ Stimulator is a computerized signal generator and processor which, when integrated with the EP-WorkMate®, is used to stimulate the heart with electrical impulses in order to locate arrhythmia. During 2005, the EP-WorkMate®, the RPM™ RealTime Position Management™ System and the EP-4™ Stimulator accounted for approximately 85% of our total sales. We also market a line of diagnostic electrophysiology catheters for stimulation and sensing of electrical signals during electrophysiology studies, which represented approximately 2% of our total sales revenues in 2005.

We have also developed the ViewMate® intracardiac ultrasound catheter system including the ViewMate® ultrasound imaging console and ViewFlexTM intracardiac imaging catheters. These products offer high-resolution, real-time ultrasound capability designed to improve a physician’s or clinician’s ability to visualize inside the chambers of the heart. We believe the ViewMate® Ultrasound System may play an important role for a broad range of potential applications in electrophysiology and cardiology. Sales of the ViewMate® system and related ViewFlex™ catheters accounted for approximately 10% of our total sales revenues in 2005.

We have also developed a product for the treatment of atrial fibrillation known as the ALERT® System, which uses a patented electrode catheter to deliver measured, variable, low-energy electrical impulses directly to the inside of the heart to convert atrial fibrillation to a normal heart rhythm. We have obtained Class III Design Examination Certification from a European Notified Body allowing us to label the ALERT® System with a CE Mark, an international symbol of adherence to quality assurance standards, design reviews and hazard analysis, which permits us to sell the ALERT® System in the European Community. Sales of the ALERT® System and related catheters accounted for approximately 3% of our total sales revenues in 2005.

For additional information relating to our business, operations, properties and other matters, see the documents referred to in this prospectus under the section entitled “Where You Can Find More Information” and the information we incorporate by reference in this prospectus listed in the section entitled “Incorporation of Certain Documents by Reference.”

CORPORATE INFORMATION

We were incorporated in New Jersey in January 1993 and operate in a single industry segment. Our principal offices are located at 575 Route 73 North, Building D, West Berlin, New Jersey, 08091, and our telephone number is 856-753-8533. Our Internet address on the World Wide Web is www.epmedsystems.com.

COMMON STOCK

Our common stock trades on The Nasdaq Capital Market under the symbol “EPMD.”

RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE DECIDING TO INVEST IN OUR COMMON STOCK. AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT. IN ASSESSING THESE RISKS, YOU SHOULD ALSO REFER TO THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROPSECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND THE NOTES THERETO.

Risks Related to Our Business

We have a history of operating losses and expect future operating losses.

We were incorporated in January 1993 and completed the initial public offering of our common stock in June 1996. We have incurred substantial operating losses in each year since our incorporation.

At December 31, 2005, we had an accumulated deficit of approximately $48.3 million. Our net sales revenue of $16.7 million, less cost of sales, did not cover our operating expenses of approximately $16.2 million for the year ended December 31, 2005. At December 31, 2004, we had an accumulated deficit of approximately $42.6 million. Our net sales revenue of $16.4 million, less cost of sales, did not cover our operating expenses of approximately $13.9 million for the year ended December 31, 2004. We expect that our operating expenses will continue to exceed our revenues, and as such, we will likely continue to incur operating losses unless and until revenue from newer products covers our costs.

We may need additional funds to support our operations and we may need to reduce our operations, sell stock or assets, or merge with another entity to continue our operations.

Our operations to date have consumed substantial capital resources, and we will continue to expend substantial and increasing amounts of capital for research, product development and testing to establish commercial-scale manufacturing capabilities, and to market potential and approved products. Our future capital requirements will depend on many factors, including:

•	continued scientific progress in our research and development programs;

•	the size and complexity of our research and development programs;

•	the scope and results of testing and trials of our products;

•	the time and costs involved in applying for regulatory approvals;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	competing technological and market developments;

•	our ability to establish and maintain collaborative research and development arrangements;

•	the cost of manufacturing scale-up and product commercialization;

•	our ability to create an effective sales channel for our products; and

•	the costs of being a public company.

We may need to raise additional funds in order to satisfy these and other future capital requirements. If we are not able to do so, we may not be able to fund our future operations. We expect that our existing capital resources, including the capital previously raised through the sale of common stock and the issuance of convertible notes under our existing revolving credit facility, will be sufficient to fund our activities as currently planned through the end of the first quarter of 2007. However, in the event our sales do not meet budgeted amounts, our capital expenditures increase over our estimates, we are unable to convert our outstanding notes into shares of our common stock and/or we are unable to borrow additional funds under our existing revolving credit facility, it is likely that we will need additional financing sooner than currently expected. In the future, it is possible that we will not have adequate resources to support our business activities.

We may seek additional funding, including public and private financings. Our choice of financing alternatives may vary from time to time depending upon various factors, including the market price of our securities, conditions in the financial markets, and the interest of other entities in strategic transactions with us. There can be no guarantee that additional financing will be available on acceptable terms, whether through borrowings, collaborative arrangement, issuance of securities, or otherwise. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our research and development programs or other initiatives. We may also need to obtain funds through arrangements with collaborative partners or others that require us to relinquish rights to certain technologies or potential products. Any such delay, scale back, partnership or similar arrangement could have a negative impact on our ability to develop products, or to achieve profitability if our products are brought to market. If additional financing is not available to us on acceptable terms, or at all, it would have a material adverse effect on our business, financial condition, prospects and results of operations.

We may need to establish collaborative agreements, and this could have a negative effect on our freedom to operate our business, fund new product development or profit fully from sales of our products.

We may seek to collaborate with other medical device companies to gain access to their research and development, manufacturing, marketing, distribution capabilities and financial resources. However, we may not be able to negotiate arrangements with any collaborative partners on acceptable terms. Any collaborative relationships that we enter into may include restrictions on our freedom to operate our business or to profit fully from the sales of our products.

Once a collaborative arrangement is established, our partner may discontinue its funding of any particular program or may, either alone or with others, pursue alternative technologies for the medical conditions our products are intended to treat. If a partner were to develop, or to establish an economic interest in, a competing product, such partner may withdraw financial or technological resources from the development of our collaborative product or technology.

Without collaborative arrangements, we must fund our own research and development activities, accelerating the depletion of our capital and requiring us to develop our own marketing capabilities. Therefore, if we are unable to establish and maintain collaborative arrangements on acceptable terms, we could experience a material adverse effect on our ability to develop products and, once developed, to market them successfully.

Our success will depend on continued market acceptance of the EP-WorkMate® and market acceptance of our EP-WorkMate® integrated with RPM™, the EP-4™ Stimulator, the ALERT® System and ViewMate® and other product offerings.

Our ability to increase revenues over the next several years will depend on the continued market acceptance by electrophysiologists of our EP-WorkMate® computerized monitoring and analysis workstation integrated with RPM™, and market acceptance of our ALERT® System and ViewMate® product offerings. Sales of our EP-WorkMate®, its integrated EP-4™ stimulator, and Boston Scientific Corporation’s RPM™ RealTime Position Management™ system accounted for 85%, 89%, and 86% of our sales in the year ended December 31, 2005, 2004, and 2003, respectively. Because the EP-WorkMate® has a list price of approximately $175,000 with an integrated EP-4™ Stimulator, each sale of an EP-WorkMate® represents a relatively large percentage of our net sales.

Acceptance and use of our products by physicians and other clinicians is critical to our success. Physician and clinician acceptance will depend upon, among other things, substantial favorable clinical experience, advantages over alternative treatments, cost effectiveness and favorable reimbursement policies of third-party payors, such as insurance companies, Medicare and other governmental programs. Decreased or flat sales or low market acceptance of our EP-WorkMate® products or low market acceptance of our recently approved products could have a material adverse effect on our business, results of operations and financial condition.

We are primarily engaged in the sale of capital equipment, which is sensitive to fluctuations in our customers’ budgets.

We are primarily engaged in the sale of capital goods and, as a result, are subject to the budgetary cycles of our customers. These cycles can cause fluctuations in our quarterly revenue as our customers manage their capital budgets based on available cash to pay for equipment.

We have limited manufacturing experience and manufacturing capacity, which may affect our ability to produce commercially viable products economically and in sufficient quantities.

Our profitability will depend on our ability to manufacture our products efficiently and economically. We have limited manufacturing experience, particularly with respect to our catheter products. Our failure to obtain efficiency in our manufacturing processes will affect our profitability and could have a material adverse effect on our business, results of operations and financial condition.

We have limited experience in manufacturing any of our products in volumes necessary for us to achieve commercial profitability. We may not be able to establish or maintain reliable, high-volume, cost-effective manufacturing capacity, which is critical to our future profitability.

We cannot assure you that we will be able to maintain or establish outsourcing arrangements on acceptable terms. We also cannot assure you that we will be able to successfully manufacture our products in volumes sufficient for us to be profitable or that we can successfully increase our manufacturing capacity.

We depend on third-party sources to manufacture certain of our products and critical components for our products.

We rely on third-party sources to manufacture critical components for the EP-4™ Stimulators, ViewMate® and its ViewFlex™ catheter, ALERT® Companion, EP-WorkMate® and RPM™ Navigation System. Any interruption by these third-party sources in the supply of such products or components would have a material adverse effect on our ability to deliver those products or the products in which such components are used and could materially adversely impact our sales and gross margins. If any interruption were to occur, we may not be able to reach an acceptable arrangement with an alternative source of supply on a timely basis or on acceptable terms. Our failure to find alternative manufacturing sources could have a material adverse effect on our business, results of operations and financial condition. During the first quarter of 2006, we discovered non-conforming material from a supplier of a critical component for our ViewFlex™ catheter. We expect to resolve this issue in the second quarter of 2006.

Our success depends in part on our ability to keep pace with technological developments and marketplace changes.

The electrophysiology market is characterized by rapidly changing technology, new products and dynamic industry standards. Accordingly, our ability to compete depends on our ability to develop new products and improve existing products to keep pace with technological and marketplace changes. The research and development necessary for new products and for product refinements can take longer and require greater expenditures than we expect, and our efforts may not be successful. Moreover, any new products or refinements to existing products may not be accepted by physicians or patients. If we are unable to successfully respond to technological developments or changes in the marketplace in which we compete, our business, financial condition and prospects may be materially adversely affected.

Our patents and proprietary rights might not provide sufficient intellectual property protection for our products.

Our success and ability to compete effectively in the electrophysiology marketplace depends on our ability to protect our patents, proprietary technology and other intellectual property. We have acquired, and will seek to acquire, patents in the United States and certain foreign countries. We also have entered into license agreements to obtain rights, including patent rights, of third parties that we consider important to our business. We cannot assure you that patents will be issued on our patent applications and applications for which we have acquired licenses. Further, if pending or future patents are issued, they may not be sufficient to provide us with meaningful protection or a commercial advantage. Additionally, patents we hold or may hold in the future may be challenged, invalidated or circumvented. Moreover, our competitors, many of whom have substantial resources and have made substantial investments in competing technologies, may presently have or may seek patents that will prevent, limit or interfere with our ability to make, use or sell our products in the United States and other countries.

In addition to patents, we rely on a combination of trade secrets, copyrights and trademarks to protect our intellectual property rights. For example, our software (which is an integrated component in the EP-WorkMate® and EP-4™ Stimulator) is copyrighted; however, existing copyright laws offer only limited practical protection from misappropriation. As a result, our competitors may independently develop substantially equivalent proprietary technology.

If we are unable to pay royalties, we may lose our rights to use certain important technology.

We have entered into several technology and licensing agreements which require us to pay royalties, including, in some cases, minimum annual royalties. If we do not pay these royalties, we may be in breach of our technology agreements and could lose the rights granted to us under these agreements. The loss of these rights would affect our ability to make, market and sell the ALERT® product line and the RPM™ product line, which could have a material adverse affect on our business, results of operations, financial condition and prospects.

Intellectual property litigation could harm our business.

We operate in an industry that is susceptible to significant patent and intellectual property litigation and, in recent years, it has been common for companies in the medical device field to aggressively challenge the rights of other companies to prevent the marketing of new devices. We may have to defend against third party intellectual property claims or initiate litigation against third parties that are infringing on our patents or other intellectual property rights. The result of such litigation could cause us to cancel or delay shipments of any products found to be employing another party’s intellectual property rights, require us to develop alternative technology or require us to enter into costly royalty or licensing agreements. Further, if necessary licenses are not available to us on satisfactory terms, we may not be able to redesign our products or processes to avoid any alleged infringement of a third party’s intellectual property rights. Accordingly, we could be prevented from manufacturing and selling some of our products.

Any litigation, with or without merit, to defend against third party patents and other intellectual property claims and litigation initiated by us to protect our patents and other intellectual property rights may be costly for us and time consuming to our management. Such costs may be prohibitive and may affect our ability to defend against or initiate patent and other intellectual property claims. In addition, any litigation of this type might require our management to focus on matters outside of the day-to-day operations of our business. Our inability to defend against any type of intellectual property claim or protect our own intellectual property may have a material adverse effect on our business, results of operations and financial condition.

We face significant competition, and many of our competitors have greater financial, marketing and other resources than we do, which may affect our future success.

The medical device market, particularly in the area of electrophysiology products, is highly competitive and is characterized by rapid product development and technological change. Many of our competitors have access to significantly greater financial, marketing and other resources than we do. The greater resources of our competitors could enable them to develop competing products more quickly so as to make it difficult for us to develop a share of the market for these products. By having greater resources, our competitors may also be able to respond more quickly to technology changes in the marketplace may be able to better market their products and may be able to obtain regulatory approval for products more quickly than we can. Our future success will depend on our ability to remain competitive with other developers of medical devices and therapies.

Third-party reimbursement might be denied, might ultimately be at levels which effectively reduce our prices, or might be unavailable for some of our products, resulting in a reduction in revenue from the sale of our products.

Our products are generally purchased by physicians or medical institutions. In the United States, third-party payors, such as Medicare, Medicaid and private insurers, are billed for the healthcare services provided to patients using those products. Similar reimbursement arrangements exist in several European countries. Third-party payors are increasingly challenging the prices charged for medical products and services and are putting pressure on medical equipment suppliers to reduce prices. Initiatives to limit the growth of healthcare costs, including price regulation, are also underway in several countries in which we do business. Implementation of healthcare reforms in the United States and other countries may limit the price of, or the level at which, reimbursement is provided for our products and adversely affect both our pricing flexibility and the demand for our products.

Certain procedures involving the EP-WorkMate®, our EP-3™ Stimulator, our EP-4™ Stimulator, our integrated RPM™ Navigation technology, our ALERT® System product line and our ViewFlex™ catheters currently are eligible for reimbursement at varying levels, some of which will need to increase for us to continue to increase revenues. Maintaining and increasing levels of third-party payor reimbursement will likely be tied to economic benefits realized through use of our products and patient outcomes and resulting market acceptance of those products. We cannot assure you that significant economic benefits from the use of our products can or will be realized or that patient outcomes from the use of our products will be significantly improved. In addition, changes in FDA regulations or in third-party payor policies could limit or reduce reimbursement or make reimbursement unavailable for procedures using our products. In any of those events, or if third-party reimbursement does not become available for products we may develop in the future, our business, results of operations and financial condition could be materially adversely affected.

The success of our business is dependent on our key personnel and the loss of any of these personnel could have a material adverse effect on our business, results of operations and financial condition.

The success of our business is dependent, to a significant extent, upon the abilities and continued efforts of our senior management team, including David A. Jenkins, our President, Chief Executive Officer, Chief Operating Officer and Chairman of our Board of Directors and C. Bryan Byrd, our Vice President of Engineering and Manufacturing. Our success also depends upon certain of our research and development and other scientific personnel. None of our other executive officers or key scientific personnel currently has an employment agreement with us. We currently maintain key-man life insurance on Mr. Byrd, but there can be no assurance that this policy will be maintained or renewed. The loss of any of these persons and the inability to quickly attract replacements for these key personnel could have a material adverse effect on our business, results of operations and financial condition. We believe our future success will depend substantially upon our ability to attract and retain highly qualified technical and management personnel. We believe that there is and will continue to be intense competition for qualified personnel in this industry.

We might not be able to attract, manage and retain our sales force and third-party distributors, which may affect our ability to promote and sell our products.

We utilize our own direct sales and marketing force to sell and promote our products in the United States and France. We may not be able to continue to attract, manage and retain a qualified sales and marketing force that can successfully promote our products, which could materially adversely affect our business, results of operations and financial condition.

We generate sales throughout the rest of the world through a network of independent third-party distributors. While we do not consider any single distributor to be material to our business, we might not be able to replace existing distributors on a timely basis, or do so on terms which are commercially reasonable if present relationships are terminated. Further, we might not be able to make arrangements with new distributors to access new international markets. If our current or future distributors are not successful in actively and effectively marketing our products, it could have a material adverse effect on our business and prospects. In the fourth quarter of 2005, we terminated our agreements with our Armenian and German distributors and our relationship with our European sales manager. The German distributor is contesting the termination, and while we believe its claim is without merit, we cannot, at this time, estimate the costs we may incur in enforcing this termination or the impact on our revenue. Our sales in Europe may have been impacted in the fourth quarter of 2005 by the termination of our European sales manager and the termination of these distributor relationships. We believe this decrease in sales in Europe may continue until we are able to replace our European manager and distributors.

Our business could be subject to product liability claims, which, if successful, could have a material adverse effect on our business and financial condition.

We face an inherent business risk of exposure to product liability and other claims and lawsuits in the event that our technologies or products are alleged to have resulted in adverse effects. We may not be able to avoid significant liability exposure as our products are highly complex and some are or will be used in relatively new medical procedures and in situations where there is a potential risk of serious injury, adverse side effects or death. In addition, misuse of these products, including the misuse or reuse of our catheters, may increase the risk of a patient experiencing adverse effects and, as a result, the risk of product liability claims.

We may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost. We currently maintain product liability insurance with coverage limits of $5,000,000 per occurrence and $5,000,000 in the aggregate per year. We cannot assure you that this coverage is or will be adequate to cover future claims. This insurance is expensive and may not be available to us in the future. An inability to obtain or maintain product liability insurance at acceptable costs or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of some or all of our products. A successful claim against us or settlement by us in excess of our insurance coverage or our inability to maintain insurance, could have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks associated with sales in multiple countries.

We derive a significant portion of our revenues from sources outside the United States. In 2005, 2004, and 2003, approximately 23%, 22%, and 41%, respectively, of our net sales were derived from sales outside the United States. We expect international sales will continue to represent a significant percentage of our total sales. We sell our products in Europe, Japan, Turkey, Saudi Arabia and China, among others. While we attempt to mitigate risks associated with international sales, as a result of the significant portion of our revenues derived from such international sales, we are subject to associated risks, including:

•	United States export license requirements and unauthorized re-export of our products to non-United States approved jurisdictions, non-compliance with which, or the occurrence of which can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of foreign sales and criminal prosecution, among other things;

•	currency devaluations and fluctuations in currency exchange rates, particularly in Europe in connection with the euro and pounds sterling;

•	imposition of, or increases in, customs duties and other tariffs;

•	inability to definitively determine or satisfy legal requirements;

•	foreign tax laws and potential increased costs associated with overlapping tax structures;

•	inability to effectively enforce contract or legal rights;

•	inability to obtain complete financial, end-user and other information under local legal, judicial, regulatory, disclosure and other systems or from foreign distributors;

•	unexpected changes in regulatory requirements;

•	nationalization and other risks, which could result from a change in government or other political, social or economic instability;

•	extended collection periods for accounts receivable;

•	potentially inadequate protections of intellectual property rights;

•	restrictions on repatriation of earnings; and

•	the effects of terrorism, wars or other geopolitical events which, directly or indirectly, impact the demands for products manufactured or sold by United States companies or the global economy generally.

These risks could have a material adverse effect on our ability to maintain and expand foreign sales. Our failure to maintain and expand foreign sales would have a material adverse effect on our business, results of operations and financial condition.

Our export controls may not be adequate to ensure compliance with United States export laws, especially when we sell our products to distributors over which we have limited control.

The United States government has declared an embargo that restricts the export of products and services to a number of countries, including Iran, Syria, Sudan and Cuba, for a variety of reasons, including the support by these countries of terrorism. We sell our products through distributors in Europe, Asia and the Middle East, and in such circumstances, the distributor is responsible for interacting with the end user of our products, including to assist in the set up of any products purchased by such end user. In order to comply with United States export laws, we have instituted export controls including training for our personnel in export restrictions and requirements, appointing an export control officer to oversee our export procedures, executing agreements with our distributors that include defining their territory for sale and requirements pertaining to United States export laws, obtaining end user information from our distributors and screening it to restricted party lists maintained by the United States government. While we believe that these procedures are adequate to prevent the export or re-export of our products into countries under embargo by the United States government, we cannot assure you that our products will not be exported or re-exported by our distributors into such restricted countries. In particular, our control over what our distributors do with our products is necessarily limited, and we cannot assure you that they will not sell our products to an end user in a country in violation of United States export laws. Any violation of United States export regulations could result in substantial legal, consulting and accounting costs, and significant fines and/or criminal penalties. In the event that our products are exported to countries under a United States trade embargo in violation of applicable United States export laws and regulations, such violations, costs and penalties or other actions that could be taken against us could adversely affect our reputation and/or have an adverse effect on our business, financial condition, prospects or results of operations.

We have sold and may continue to sell, with a license, our products into countries that are under embargo by the United States and as a result have incurred and may continue to incur significant legal, consulting and accounting fees and may place our Company’s reputation at risk.

United States export laws permit the sale of medical products to certain countries under embargo by the United States government if the seller of such products obtains a license to do so, which requirements are in place because the United States has designated such countries as state sponsors of terrorism. Certain of our products have been sold in Syria under license through a distribution agreement with an independent distributor. In addition, certain of our products were distributed in Iran without United States governmental authorization. The aggregate revenue generated by sales of our products into Syria and Iran have been immaterial to our business and results of operations.

We may continue to supply medical devices to Syria and other countries that are under embargo by the United States government upon obtaining all necessary licenses. We do not believe, however, that our sales into such countries will be material to our business or results of operations. There are risks we face in selling to countries under United States embargo, including, but not limited to, possible damage to our reputation for sales to countries that are deemed to support terrorism, and failure of our export controls to limit sales strictly to the terms of the relevant license, which failure may result in civil and criminal penalties. In addition, we may incur significant legal, consulting and accounting costs in ensuring compliance with our export licenses to countries under embargo.

Any damage to our reputation from such sales, failure to comply with the terms of our export licenses or the additional costs we incur in making such sales could have a material adverse impact on our business, financial condition, prospects or results of operations.

Sales of our products into Iran are under investigation by the United States Department of Commerce, and we cannot assure you that such investigation will not result in significant fines or penalties that could have a material adverse effect on the Company’s business, financial condition, prospects, or results of operations.

The United States Department of Commerce has requested certain information relating to, and is conducting an investigation into, certain sales of our products into Iran. In addition, the Commission is conducting an informal inquiry to determine whether there have been violations of certain provisions of the federal securities laws in connection with the Company’s financial and accounting reporting, including relating to disclosures the Company made in its Form 8-K filed with the Commission on August 12, 2005 regarding the ongoing government investigation of sales by the Company of its products into Iran. We are cooperating fully with the federal government in connection with these matters. In addition, the United States Department of Justice, through the United States Attorney’s Office for the District of New Jersey, had also requested certain information and had initiated an investigation into the sales of our products into Iran. In March 2006, the United States Attorney’s Office for the District of New Jersey informed the Company that it will not prosecute the Company in connection with this matter.

Based on the Company’s investigation of these matters to date, management believes that a limited number of the Company’s heart monitor systems were distributed to medical facilities in Iran without United States governmental authorization. We believe the aggregate revenues generated by these transactions were not material to the Company’s cumulative financial results during the period in which the transactions occurred. At this time, we do not have a license to sell products in Iran and have not entered into any agreements with distributors to distribute our products in Iran. We have incurred legal, consulting and accounting expenses associated with the investigations by the United States Department of Justice, Department of Commerce and the Commission, amounting to $911,000 in the third quarter of 2005 and $519,000 in the fourth quarter of 2005. We cannot assure you that the ongoing investigations by the Department of Commerce and the Commission will not result in significant costs, fines or penalties that could have a material adverse effect on our business, financial condition, prospects, or results of operations. See “Item 3. Legal Proceedings” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information regarding these investigations and their effects on us.

Our business and financial condition are subject to various risks and uncertainties arising from domestic and international laws and regulations which may require us to obtain regulatory approvals in order to manufacture and market our products.

United States. In the United States, the development, testing, manufacture, labeling, marketing, promotion and sale of medical devices is regulated principally by the FDA under the Federal Food, Drug and Cosmetic Act. The FDA has broad discretion in enforcing compliance with that statute and its regulations. Our ability to continue to sell our products commercially is subject to continuing FDA oversight of the ongoing design, manufacturing, packaging, labeling, storage and quality of our medical devices. While we believe we are currently in full compliance with the FDA, we are subject to additional inspections by the FDA and cannot assure you that we will be in full compliance during any future FDA inspections, particularly with respect to facilities maintained by any third party with which we have an agreement to manufacture our catheters or components of our other products. Noncompliance can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure to grant pre-market clearance or pre-market approval for devices, withdrawal of manufacturing or marketing approvals and criminal prosecution, any of which could have a material adverse effect on our business, results of operations and financial condition.

We expect to seek FDA approval and approval by a European Notified Body for various products as well as improvements to our current products. Approval of these products and product improvements by the FDA and European Notified Body is based upon, among other things, the results of clinical trials that demonstrate the safety and efficacy of such products. Our failure to obtain regulatory approval or the delay in the approval of these products from either regulatory body could have a material adverse effect on our business results of operations and financial condition.

International. In order for us to market our products in Europe and certain other foreign jurisdictions, we must obtain required regulatory approvals and clearances and otherwise comply with extensive regulations regarding safety and manufacturing processes and quality. These regulations, including the requirements for approvals or clearance to market and the time required for regulatory review, vary from country to country. Foreign countries also often have extensive regulations regarding safety, manufacturing processes and quality that differ from those in the United States and must be met in order to continue sale of a product within that country. We may not be able to obtain regulatory approvals in such countries or we may be required to incur significant costs in obtaining or maintaining our foreign regulatory approvals. Failure to obtain approvals or delays in the receipt of approvals to market our products and/or failure to maintain the approvals we currently have and those which we may receive in the future would have a material adverse effect on our business, results of operations, financial condition and prospects. Presently, we are permitted to sell some of our products in countries that are members of the European Union. However, there can be no assurances that we will be successful in maintaining that permission.

We are subject to new corporate governance requirements, and our costs of compliance with, or our failure to comply with, existing and future requirements could adversely affect our business.

We face new corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently adopted by the Commission, the Public Company Accounting Oversight Board and NASDAQ. These laws, rules and regulations continue to evolve and may become increasingly stringent in the future and we expect that our legal and financial compliance costs will increase. We also expect that these new requirements may make it more difficult and expensive for us to obtain director and officer liability insurance. In particular, we may be required to include the management and auditor reports on internal control as part of our annual report for the year ended December 31, 2006, pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of evaluating and implementing our internal controls structure to provide reasonable assurance that our public disclosure would be accurate and complete and to help ensure that we will be able to comply with Section 404 of the Sarbanes-Oxley Act. However, due to the inherent limitations of control systems, we cannot assure you that we will be able to fully comply with these laws, rules and regulations. Our failure to comply with these laws, rules and regulations may materially adversely affect our reputation, our financial condition and the value of our securities.

Our operations are subject to environmental, health and safety laws and regulations that could require us to incur material costs.

We are subject to various federal, state, and local environmental protection and health and safety laws and regulations, and we incur costs to comply with those laws. Environmental laws hold current or previous owners or operators of businesses and real property potentially liable for contamination on that property, even if they did not know of and were not responsible for the contamination. Environmental laws may also impose liability on any person who disposes or arranges for the disposal of hazardous substances for contamination at the disposal site, regardless of whether the disposal site is owned or operated by such person. Although we do not currently anticipate that the costs of complying with environmental laws, including costs for remediation of contaminated properties, if any, will be material, we cannot ensure that we will not incur material costs or liabilities in the future due to the discovery of new facts or conditions, the occurrence of new releases of hazardous materials or a change in environmental laws.

Risks Relating to Our Securities and Significant Shareholders

Our principal shareholders have the ability to control us and their interests may conflict with the interests of our other shareholders.

As a result of our prior private placement financings, we have shareholders who hold a large percentage of our outstanding shares of common stock. David A. Jenkins, our President, Chief Executive Officer, Chief Operating Officer and Chairman of our Board of Directors, beneficially owns, either directly or indirectly through entities in which he has ownership, approximately 3,051,684 shares of our common stock, or 10.0% of the outstanding shares of our common stock, assuming currently exercisable warrants held directly or indirectly by him are fully exercised. Abhijeet Lele, one of our directors, beneficially owns, either directly or indirectly through limited partnerships of which he has management control, approximately 2,582,378 shares of our common stock, or 8.5% of the outstanding shares of our common stock, assuming currently exercisable warrants held directly or indirectly by him are fully exercised. To the extent that these shareholders exercise their voting rights in concert, they may have the ability to appoint new management and to control the outcome of matters submitted to a vote of the holders of our common stock. In addition, because our certificate of incorporation does not provide for cumulative voting with respect to election of directors, these shareholders and their affiliates may be able to control the election of members of our Board of Directors. The interests of these equity holders may at times conflict with the interests of our other shareholders.

Our common stock price is volatile and may decline even if our business is doing well.

The market price of our common stock has been, and is likely to continue to be, highly volatile. Market prices for securities of medical device companies, including ours, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The following factors can have a significant effect on the market price of our common stock:

•	announcements of technological innovations or new products by us or others,

•	clinical trial results,

•	developments concerning agreements with collaborators,

•	government regulation,

•	developments in patent or other proprietary rights,

•	public concern as to the safety of electrophysiology products developed by us or others,

•	future sales of substantial amounts of our common stock by existing shareholders, and

•	comments by securities analysts and general market conditions.

The realization of any of the risks described in these “Risk Factors” could have a negative affect on the market price of our common stock.

Our common stock trades on the NASDAQ Capital Market quotation system. In the future, our common stock may be removed from listing on the NASDAQ Capital Market quotation system and may not qualify for listing on any stock exchange, in which case it may be difficult to find a market in our common stock.

Our common stock trades on the NASDAQ Capital Market. NASDAQ has several requirements for companies to meet for continued listing, including minimum stockholders’ equity. If we fail to demonstrate compliance with all requirements for continued listing on the NASDAQ Capital Market, our common stock could be delisted from the NASDAQ Capital Market. There can be no assurance that we will satisfy the requirements for continued listing on The NASDAQ Capital Market.

If our common stock is no longer traded on The NASDAQ Capital Market, it may be more difficult for holders of our common stock to sell any shares that they own and the price of our common stock may be negatively affected. As a result, there is a risk that holders of our common stock may not be able to obtain accurate price quotes or be able to correctly assess the market price of our common stock. Increases in volatility could also make it more difficult to pledge shares of our common stock as collateral, if holders sought to do so, because a lender might be unable to accurately value our common stock.

If we fail to maintain our listing on the NASDAQ Capital Market for any reason, our common stock will be traded on the NASDAQ Over the Counter Bulletin Board (“OTCBB”) or may be considered a penny stock under regulations of the Commission and trade on the “pink sheets”, each of which would impose additional sales practice requirements on broker-dealers who buy and sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of our common stock and the ability of the holders of our common stock to sell our securities in the secondary market. This also could limit our ability to raise additional financing.

Future sales of our common stock by existing shareholders could negatively affect the market price of our common stock and make it more difficult for us to sell shares of our common stock in the future.

Sales of our common stock in the public market, or the perception that such sales could occur, could result in a drop in the market price of our securities and make it more difficult for us to complete future equity financings. We have outstanding the following shares of common stock:

•	Approximately 30,365,238 shares of common stock are either freely tradable in the public markets or are eligible for sale in the public markets.

•	As of March 28, 2006, there is an aggregate of approximately 2,289,208 shares of common stock that may be issued on the exercise of outstanding stock options granted under our 1995 Long Term Incentive Plan, our 1995 Director Option Plan, our 2002 Stock Option Plan, our 2006 Stock Option Plan, our 2006 Director Plan, and other agreements pursuant to which nonqualified options were granted at a weighted average exercise price of $2.83 per share.

•	As of March 28, 2006, there is an aggregate of approximately 1,250,050 shares of common stock that may be issued on the exercise of outstanding warrants.

•	We have in effect a registration statement under the Securities Act registering approximately 477,000 shares of our common stock which may be issued upon conversion of the Laurus Convertible Note. In addition, as a result of the completion of our recent equity financing in March 2006, we will be required to issue an additional 28,000 shares of our common stock upon a conversion of the outstanding balance of the Laurus Convertible Note due to the application of certain anti-dilution provisions contained therein.

We have a number of shareholders that own significant blocks of our common stock. Such concentration of ownership could affect the liquidity of our common stock and have an adverse effect on the price of our common stock. If these shareholders sell large portions of their holdings in a relatively short time, for liquidity or other reasons, the market price of our common stock could drop significantly.

Potential issuance of preferred stock may delay, defer or prevent corporate takeover.

Our Board of Directors has the authority to issue up to 5,000,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions of such shares without any further vote or action by the shareholders. Our Board of Directors, without shareholder approval, can issue preferred stock with voting and conversion rights, which could adversely affect the voting power of the holders of our common stock. We have no present intention to issue shares of preferred stock. The potential future issuance of preferred stock under certain circumstances may have the effect of delaying, deferring or preventing a change in control of us or otherwise adversely affecting the rights of the holders of common stock.

Our certificate of incorporation does not provide for cumulative voting, but does provide for a staggered board, which could delay or prevent a change of control.

Our certificate of incorporation does not provide for cumulative voting with respect to the election of directors, but does provide for staggered elections of directors. As a result, shareholders who have large holdings of our common stock may be able to control the election of members of our Board of Directors, which may have the effect of delaying or preventing a change in control of us, including transactions in which our shareholders might otherwise receive a premium for their shares over current market prices. The staggered board provision makes it more difficult for shareholders to change the majority of directors even when the only reason for the change may be the performance of the present directors. Such provisions are applicable to all elections of directors, not only elections occurring after a change in control.

Certain provisions of our by-laws, other agreements, and applicable state laws may have anti-takeover effects.

Our by-laws provide that only our Board of Directors, the Chairman of our Board of Directors or our President may call a special meeting of the shareholders and that shareholders may not take action by written consent without a meeting. These provisions limit the ability of a potential acquirer or shareholders favoring a change of control to act quickly by special meeting or without a meeting.

In the event of a change in control of the Company, the vesting of all options granted pursuant to our 1995 Long Term Incentive Plan, 1995 Director Option Plan, 2002 Stock Option Plan, 2006 Stock Option Plan, 2006 Director Plan and other agreements accelerate immediately prior to such change in control. Currently, approximately 830,000 shares are issuable upon the exercise of vested options and approximately 1,467,000 shares are issuable upon the exercise of unvested options granted pursuant to these plans and agreements.

Section 14A:10A of the New Jersey Business Corporation Act (also known as the “New Jersey Shareholders’ Protection Act”) provides that, with certain exceptions, an “interested stockholder” is prohibited from engaging in a “business combination” with the company for five years following the date the stockholder first became “interested” unless the company’s board approved the particular business combination before the acquirer became an interested stockholder. After five years have elapsed, the interested stockholder may engage in a business combination if certain conditions are met.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or including the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statements. Except as may be required by law, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus. These statements appear in a number of places in this prospectus and include statements regarding our intentions, plans, strategies, beliefs or current expectations and those of our directors or our officers with respect to, among other things:

•	our financial prospects,

•	our financing plans,

•	trends affecting our financial condition or operating results,

•	our expectations relating to product approvals,

•	our strategies for growth, operations, and product development and commercialization, and

•	conditions or trends in or factors affecting the medical device market.

You should understand that a number of factors could cause our results to differ materially from those expressed in the forward-looking statements. The information incorporated by reference or provided in this prospectus identifies important factors that could cause these differences. Those factors include, among others, the high cost and uncertainty of technology and electrophysiology product development, which can result in loss of profitability and long delays in getting our products to market.

USE OF PROCEEDS

We will not receive any of the proceeds from the resale of the shares of our common stock offered by this prospectus. All proceeds from the sale of these shares will be solely for the accounts of the selling shareholders. If the options are exercised by the selling shareholder who holds the options referenced in this prospectus or any subsequent transferee of the options, we will receive an amount equal to the exercise price for each share received upon the exercise of the options. The net proceeds will be used for working capital and/or general corporate purposes.

SELLING SHAREHOLDERS

The following table identifies the selling stockholders and sets forth information regarding the number of shares of our common stock (1) beneficially owned by each selling stockholder as of April 24, 2006, (2) each selling shareholder or its nominee may sell pursuant to this prospectus, and (3) beneficially owned by each selling shareholder after this offering (assuming the sale of all shares offered under this prospectus). This information has been obtained from the selling shareholders. Since the date on which the selling shareholders provided us with the information below, the selling shareholder may have sold, transferred or otherwise disposed of some or all of their shares of common stock in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. The shares of our common stock offered by this prospectus are being registered to permit public secondary trading of those shares which the selling shareholders may offer for resale from time to time. Because the selling shareholders may sell all or some of those shares offered by this prospectus, no estimate can be given as to the number of shares that will be held by the selling shareholders upon termination of this offering. For purposes of compiling this table, we have assumed that all of the selling shareholders will sell all of the shares offered hereby.

The information in the table is as of the date of this prospectus.

	STOCK BENEFICIALLY OWNED PRIOR TO THE OFFERING (1)		STOCK OFFERED BY	STOCK BENEFICIALLY OWNED AFTER THE OFFERING
SELLING SHAREHOLDERS	STOCK	PERCENT(2)	THIS PROSPECTUS	STOCK	PERCENT(2)
SRB Greenway Capital QP, L.P.,	468,000	1.54%	468,000	0	*
SRB Greenway Offshore Operating Fund, L.P.	28,000	*	28,000	0	*
SRB Greenway Capital, L.P.	59,555	*	59,555	0	*
Walker Smith Capital (Q.P.), L.P.	171,200	*	171,200	0	*
Walker Smith Capital, L.P.	20,000	*	20,000	0	*
Walker Smith International Fund, Ltd.	258,055	*	258,055	0	*
HHMI Investments, L.P.	96,300	*	96,300	0	*
SF Capital Partners Ltd.	2,368,725	7.8%	1,000,000	1,368,725	4.51%
Shea Ventures, LLC	666,667	2.20%	666,667	0	*
FatBoy Capital, L.P.(3)	617,284	2.03%	617,284	0	*
Pat L. Gordon	791,667	2.61%	466,667	325,000	1.07%
Thomas I. Unterberg (IRA)	22,222	*	22,222	0	*
Marjorie & Clarence E. Unterberg Foundation Inc.	44,444	*	44,444	0	*
Thomas I. Unterberg	66,666	*	66,666	0	*
Thomas I. Unterberg Trustee, Ellen U. Celli Family Trust U/A 3/25/93	22,222	*	22,222	0	*
Declaration of Trust by Thomas I. Unterberg U/A 8/7/96	22,222	*	22,222	0	*
Emily U. Satloff	22,222	*	22,222	0	*
Ellen U. Celli	22,222	*	22,222	0	*
C.E. Unterberg, Towbin Capital Partners I, L.P.	371,112	1.22%	121,112	250,000	*
2001 Candice N. Pell Trust	100,000	*	100,000	0	*
2001 Jessica N. Pell Trust	100,000	*	100,000	0	*
David Jenkins(3)	3,051,684	100%	96,000	2,955,684	10.0%
Dr. Sanjeev Saksena(4)	144,445	*	180,000	38,889	*

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.
(2)	Percentages are computed on the basis of 30,365,236 shares of common stock issued and outstanding as of April 24, 2006.
(3)	David Jenkins is our Chairman, President, and CEO and is a managing member of FatBoy Capital’s general partner. The 96,000 shares being offered by this prospectus are currently issued and were acquired by Mr. Jenkins upon the exercise of a non-qualified stock option on August 31, 2005. They are being registered at the request of Mr. Jenkins.
(4)	Dr. Sanjeev Saksena has served as our Senior Medical Advisor since May 21, 2004. In connection with Dr. Saksena’s Senior Medical Advisor Consulting Agreement, on July 11, 2005, we issued granted non-qualified stock options to purchase 40,000 shares of our common stock to Dr. Saksena, which were granted to Dr. Saksena pursuant to the terms of our 2002 Stock Option Plan, vesting three years from the date of the grant and have an exercise price of $3.60 per share, which was not less than the fair market value of our common stock on the date of the grant. Another 40,000 options were granted to Dr. Saksena on December 5, 2005 pursuant to the terms of the 2002 Stock Option Plan, vesting three years from the date of grant and have an exercise price of $2.49, which was not less than the fair market value on the date of the grant. The remaining 100,000 options were granted on December 31, 2005 to Dr. Saksena pursuant to the terms or our 2002 Stock Option Plan, vesting with the delivery of certain patents, expiring March 31, 2006, and have an exercise price of $2.91 per share, which was not less than the fair market value of our common stock on the date of the grant.

REGISTRATION RIGHTS AND LIQUIDATED DAMAGES

On March 24, 2006, we entered into a registration rights agreement relating to certain of the shares of our common stock offered for resale pursuant to this prospectus. In this registration rights agreement, we agreed to: (1) file a registration statement (of which this prospectus is a part) with the SEC, not later than 30 days after March 27, 2006, covering resales of the shares of our common stock offered for resale pursuant to this prospectus; (2) use our commercially reasonable efforts to cause the registration statement (of which this prospectus is a part) to be declared effective within 90 days from March 27, 2006 (or 120 days on the event the SEC reviews the registration statement) and (3) keep the registration statement (of which this prospectus is a part) effective until the earlier of (a) the second anniversary of the effective date of the registration statement (of which this prospective is a part), and (b) the date that all shares of our common stock offered for resale pursuant to this prospectus may be sold by non-affiliates of the company without registration under Rule 144 (k) promulgated under the Securities Act of 1933, as amended. Thereafter, we are entitled to withdraw the registration statement of which this prospectus is a part, and the selling shareholders (and shares of our common stock offered for resale pursuant to the registration statement of which this prospectus is a part.

Subject to the next sentence and the next paragraph, the registration rights agreement provides that (1) if we fail to file the registration statement (of which this prospectus is a part) with the SEC on or prior to April 26, 2006, or (2) if the registration statement (of which this prospectus is a part) is not declared effective by the SEC on or prior to the 90th day after March 27, 2006 (each of clause (1) and (2) are referred to in this section as a “Registration Default”), then will be required to pay liquidated damages to the selling shareholders party thereto. Pursuant to the terms of the registration rights agreement, we agreed to pay to each selling shareholder named herein (and their permitted transferees) liquidated damages in an amount equal to 1.0% per month of the purchase price for the shares of common stock paid by the selling shareholders named herein for each day following the Registration Default until the applicable Registration Default has been cured. Such liquidated damages shall be payable monthly, at our election, either in (x) cash by wire transfer of immediately available funds or (y) subject to certain limitations, that number of shares of our common stock equal to (A) the amount owed in respect of such liquidated damages divided by (B) $2.25 (rounding down to the nearest whole share). In any event, no liquidated damages will accrue after the twenty-four (24) month anniversary of March 27, 2006.

We are permitted to suspend the use of the registration statement of which this prospectus is a part on no more than two occasions for a period not more than 30 business days under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events.

EP MedSystems will pay all the expenses in connection with this offering, other than underwriting commissions and discounts of the selling shareholders. The selling shareholders will not pay any of the expenses that are incurred in connection with the registration of the shares, but will pay all commissions, discounts, and any other compensation to any securities broker-dealers through whom they sell any of the shares.

DESCRIPTION OF THE TERMS OF THE DR. SASKENA OPTIONS

Dr. Sanjeev Saksena has served as a Senior Medical Advisor of the Company since May 21, 2004. In connection with Dr. Saksena’s Senior Medical Advisor Consulting Agreement, on July 11, 2005, we issued granted non-qualified stock options to purchase 40,000 shares of our common stock to Dr. Saksena, which were granted to Dr. Saksena pursuant to the terms of our 2002 Stock Option Plan, vesting three years from the date of the grant and have an exercise price of $3.60 per share, which was not less than the fair market value of our common stock on the date of the grant. Another 40,000 options were granted to Dr. Saksena on December 5, 2005 pursuant to the terms of the 2002 Stock Option Plan, vesting three years from the date of grant and have an exercise price of $2.49, which was not less than the fair market value on the date of the grant. The remaining 100,000 options were granted on December 31, 2005 to Dr. Saksena pursuant to the terms of our 2002 Stock Option Plan, vesting with the delivery of certain patents, expiring March 31, 2006, and have an exercise price of $2.91 per share, which was not less than the fair market value of our common stock on the date of the grant.

PLAN OF DISTRIBUTION

We are registering the shares of common stock offered for sale by this prospectus on behalf of the selling shareholders. As used herein in this section, “selling shareholders” includes pledgees, distributees, transferees or other successors-in-interest. The shares of our common stock covered hereby may be offered and sold from time to time by the selling shareholders.

The selling shareholders holding outstanding shares of common stock covered by this prospectus may, from time to time, sell any or all of such shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	a broker-dealer may agree with a selling shareholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such method of sale; and

•	any other method permitted pursuant to applicable law.

The shares of common stock offered for resale pursuant to this prospectus are listed on The Nasdaq Capital Market.

The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of shares of common stock currently held by selling shareholders. The selling shareholders may also sell shares under Rule 144 of the Securities Act of 1933, as amended, if available, rather than under this prospectus. The selling shareholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be “underwriters” under the Securities Act of 1933, as amended, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act of 1933, as amended.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling shareholders (and, if acting as agent for the purchaser of such shares, from such purchaser). We believe that usual and customary brokerage fees will be paid by the selling shareholders. Broker-dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended, if any such broker-dealers purchase shares as principal. In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless the shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules under Regulation M of the Securities Exchange Act of 1934, as amended, may apply to sales of the shares in the market and to the activities of the selling shareholders and their affiliates. We have agreed to pay for the costs of registering the shares under the Securities Act of 1933, as amended, including the registration fee payable to the SEC, reasonable fees and disbursements of counsel, accounting fees and printing fees. The selling shareholders will bear all other expenses in connection with this offering, including brokerage commissions.

We have agreed to use our best efforts to maintain the effectiveness of the registration statement of which this prospectus is a part with respect to the shares offered hereunder by the selling shareholders party to the registration rights agreement described above under “Registration Rights and Liquidated Damages” until the earlier of (a) the second anniversary of the effective date of the registration statement (of which this prospective is a part), and (b) the date that all shares of our common stock offered for resale pursuant to this prospectus may be sold by non-affiliates of the company without registration under Rule 144 (k) promulgated under the Securities Act of 1933, as amended. Thereafter, we shall be entitled to withdraw the registration statement, and the selling shareholders shall have no further right to offer or sell any of the shares pursuant to the registration statement.

No sales may be made pursuant to this prospectus after such date unless we amend or supplement this prospectus to indicate that we have agreed to extend such period of effectiveness. There can be no assurance that the selling shareholders will sell all or any of the shares offered hereunder.

LEGAL MATTERS

The validity of the shares offered pursuant to this prospectus will be passed upon for us and the selling stockholders by Mayer, Brown, Rowe & Maw LLP, New York, New York.

EXPERTS

The consolidated financial statements, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of Grant Thornton LLP, independent registered accounting firm given the authority of said firm as an expert in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus.

The following documents we have filed with the SEC are incorporated by reference into this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Our Current Reports on Form 8-K filed on March 29, 2006 and April 7, 2006; and

•	The description of our common stock contained in our registration statement on Form 8-A filed on April 19, 1996.

Additionally, all documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference into this prospectus and shall automatically update and supersede this information.

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon such person’s written or oral request, a copy of any and all of the documents incorporated by reference in this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to EP MedSystems, Inc., 575 Route 73 North, Building D, West Berlin, New Jersey 08901, Attention: Corporate Secretary, telephone: (856) 753-8533.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information regarding us and the shares offered hereby, please refer to the registration statement. The statements in this prospectus are qualified in their entirety by reference to the contents of any agreement or other document incorporated in this prospectus by reference. You may inspect a copy of the registration statement without charge at the SEC’s principal offices, and you may obtain copies of all or any part of the registration statement from such office upon payment of the fees prescribed by the SEC.

We are required by the Securities Exchange Act of 1934, as amended, to file reports, proxy statements and other information with the SEC. These filings may be inspected and copied (at prescribed rates) at the SEC’s Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings with the SEC are also available to the public on the SEC’s web site at http://www.sec.gov. Our reports, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses to be paid by the registrant in connection with the sale of the common stock being registered:

Securities and Exchange Commission registration fee	$1,217
Legal fees and expenses	$4,500
Accountants’ fees and expenses	$4,000
Miscellaneous	$1,000

Total	$10,717

The foregoing items, except for the Securities and Exchange Commission registration fee, are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 14A:3-5 of the New Jersey Business Corporation Act, as amended (the “BCA”), sets forth the extent to which a corporation may indemnify its directors, officers and employees. More specifically, such law empowers a corporation to indemnify a corporate agent against his or her expenses and liabilities incurred in connection with any proceeding (other than a derivative lawsuit) involving the corporate agent by reason of his or her being or having been a corporate agent if (a) the corporate agent acted in good faith or in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal proceeding, the corporate agent had no reasonable cause to believe his or her conduct was unlawful. For purposes of such law, the term “corporate agent” includes any present or former director, officer, employee or agent of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger, and a person serving as a “corporate agent” at the request of the corporation for any other enterprise, or the legal representative of any such director, officer, trustee, employee or agent. For purposes of this Section, “proceeding” means any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit, or proceeding, and any appeal therein and any inquiry or investigation which could lead to such action, suit or proceeding.

With respect to any derivative action, the corporation is empowered to indemnify a corporate agent against his or her expenses (but not his or her liabilities) incurred in connection with any proceeding involving the corporate agent by reason of his or her being or having been a corporate agent if the agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. However, only a court can empower a corporation to indemnify a corporate agent against expenses with respect to any claim, issue or matter as to which the agent was adjudged liable to the corporation.

The corporation may indemnify a corporate agent in a specific case if a determination is made by any of the following that the applicable standard of conduct was met: (i) the board of directors, or a committee thereof, acting by a majority vote of a quorum consisting of disinterested directors; (ii) by independent legal counsel, if there is not a quorum of disinterested directors or if the disinterested quorum empowers counsel to make the determination; or (iii) by the shareholders.

A corporate agent is entitled to mandatory indemnification to the extent that the agent is successful on the merits or otherwise in any proceeding, or in defense of any claim, issue or matter in the proceeding. If a corporation fails or refuses to indemnify a corporate agent, whether the indemnification is permissive or mandatory, the agent may apply to a court to grant him or her the requested indemnification. In advance of the final disposition of a proceeding, the board of directors may direct the corporation to pay an agent’s expenses if the agent agrees to repay the expenses in the event that it is ultimately determined that he is not entitled to indemnification.

Our certificate of incorporation and by-laws provide that we may indemnify our directors, officers, Scientific Advisory Board members, employees and other agents to the fullest extent permitted by New Jersey law, provided that such persons acted in good faith and in a manner reasonably believed to be in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe such conduct was unlawful. We also maintain liability insurance for our officers and directors. There can be no assurance, however, that we will be able to maintain such insurance on reasonable terms.

In addition, Section 14A:2-7 of the BCA provides that a New Jersey corporation may include within its certificate of incorporation provisions eliminating or limiting the personal liability of its directors and officers in shareholder actions brought to obtain damages for alleged breaches of fiduciary duties, as long as the alleged acts or omissions did not involve a breach of a duty of loyalty to the corporation or its shareholders, were performed in good faith, did not involve a knowing violation of law or result in an improper personal benefit.

Our certificate of incorporation and by-laws provide that our directors will not be personally liable to us or our shareholders for damages for breach of any duty owed to us or our shareholders, except for liabilities arising from any breach of duty based upon an act or omission (i) in breach of the duty of loyalty to us, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such director or officer of an improper personal benefit.

ITEM 16. EXHIBITS

The exhibits required to be filed as part of this Registration Statement on Form S-3 are listed in the Exhibit Index beginning on page II-5 herein.

ITEM 17. UNDERTAKINGS

The Registrant will:

1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(a) Include any prospectus required by section 10(a)(3) of the Securities Act;

(b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.

(c) Include any additional or changed material information on the plan of distribution.

Provided, however, that the Registrant does not need to make post-effective amendments with respect to the information set forth in paragraphs (a) and (b) above if the information is incorporated by reference from periodic reports filed by the Registrant under the Exchange Act.

2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Berlin, State of New Jersey, on the 25th day of April, 2006.

EP MedSystems, Inc.

By:	/s/ David Jenkins
David Jenkins
Chairman, President, and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints David Jenkins and Matthew C. Hill, and each of them individually, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments to this registration statement (which includes any additional registration statement under Rule 462(b)) together with all schedules and exhibits thereto, (ii) act on, sign and file with the Securities and Exchange Commission any and all exhibits to this registration statement and any and all exhibits and schedules thereto, (iii) act on, sign and file any and all applications, registration statements, notices, reports and other documents necessary or appropriate in connection with the registration or qualification under foreign and state securities laws of the securities described in this registration statement or any amendment thereto, or obtain an exemption therefrom, in connection with the offering described therein, and (iv) take any and all such actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them individually, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact, any of them or any of his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the on the 25th day of April, 2006.

SIGNATURE	TITLE(S)
/s/ David Jenkins David Jenkins	Chairman, President, and Chief Executive Officer (Principal Executive Officer)

/s/ Matthew C. Hill Matthew C. Hill	Chief Financial Officer and Secretary (Principal Financial and Principal Accounting Officer)

/s/ Richard C. Williams Richard C. Williams	Director

/s/ Paul L. Ray Paul L. Ray	Director

/s/ Abhijeet Lele Abhijeet Lele	Director

Index to Exhibits

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of EP MedSystems, Inc. filed with the Secretary of the State of New Jersey on April 8, 1996— Incorporated by reference to the Company’s Registration Statement on Form SB-2 and Pre-Effective Amendments No. 1 and 2 thereto filed April 18, 1996, May 28, 1996 and June 13, 1996, respectively.

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of EP MedSystems, Inc. filed with the State of New Jersey on November 6, 1998— Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed August 19, 2003.

3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of EP MedSystems, Inc., filed with the Secretary of the State of New Jersey on October 21, 2001— Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed November 14, 2001.

3.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of EP MedSystems, Inc., filed with the Secretary of the State of New Jersey on December 22, 2003— Incorporated by reference to the Company’s Registration Statement on Form S-3 filed January 22, 2004.

3.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of EP MedSystems, Inc., filed with the Secretary of the State of New Jersey on January 12, 2005 — Incorporated by reference to the Company’s Registration Statement on Form S-3 filed January 14, 2005.

3.6	Bylaws, as amended— Incorporated by reference to the Company’s Registration Statement on Form SB-2 and Pre-Effective Amendments No. 1 and 2 thereto filed with the April 18, 1996, May 28, 1996 and June 13, 1996, respectively.

4.1	Form of Common Stock and Warrant Purchase Agreement, dated as of August 31, 1999, between EP Med and the Purchasers named therein (including Exhibit A: Form of Registration Rights Agreement and Exhibit B: Form of Warrant) — Incorporated by reference to the Company’s Current Report on Form 8-K filed September 7, 1999.

4.2	Form of Replacement Warrant, dated as of February 15, 2000, between EP Med and the Purchasers named therein (including Amendment to Registration Rights Agreement and Form of Replacement Warrant)— Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed May 14, 1999.

4.3	Amended and Restated Common Stock and Warrant Purchase Agreement, dated as of February 16, 2001, between EP Med and the Purchasers (including Exhibit A: Form of Registration Rights Agreement and Exhibit B: Form of Warrant) — Incorporated by reference to the Company’s Definitive Proxy Statement on Form 14A filed March 5, 2001.

4.4	Registration Rights Agreement, dated March 28, 2001, between EP Med and the Purchasers identified therein— Incorporated by reference to the Company’s Annual Report on Form 10-KSB filed April 2, 2001.

4.5	Warrant, dated March 28, 2001, issued by EP Med to Cardiac Capital, LLC— Incorporated by reference to the Company’s Annual Report on Form 10-KSB filed April 2, 2001.

4.6	Warrant, dated March 28, 2001, issued by EP Med to Texada Trust— Incorporated by reference to the Company’s Annual Report on Form 10-KSB filed April 2, 2001.

Exhibit Number	Description

4.7	Warrant, dated as of July 20, 2001, issued by EP Med to Reinhard Schmidt— Incorporated by reference to the Company’s Registration Statement on Form SB-2 and Pre-Effective Amendments No.1 through 4 filed June 26, 2001, August 24, 2001, September 28, 2001 and October 12, 2001, respectively.

4.8	Preferred Stock Purchase Agreement, dated as of October 23, 2001, between EP MedSystems and Medtronic, Inc.— Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed November 14, 2001.

4.9	Registration Rights Agreement, dated as of October 23, 2001, between EP MedSystems and Medtronic, Inc. — Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed November 14, 2001.

4.10	Common Stock and Warrant Purchase Agreement, dated as of January 31, 2003, by and between EP MedSystems, Inc. and each of the several purchasers named in Exhibit A thereto. — Incorporated by referenced to the Company’s Current Report on Form 10-KSB filed March 31, 2003.

4.11	Registration Rights Agreement, dated as of January 31, 2003, by and between EP MedSystems, Inc. and the Initial Investors referred to therein. — Incorporated by referenced to the Company’s Current Report on Form 10-KSB filed March 31, 2003.

4.12	Warrant, dated January 31, 2003, issued by EP MedSystems, Inc. to Michael R. Hamblett. — Incorporated by referenced to the Company’s Current Report on Form 10-KSB filed March 31, 2003.

4.13	Warrant, dated January 31, 2003, issued by EP MedSystems, Inc. to Heimdall Investments Ltd. — Incorporated by referenced to the Company’s Current Report on Form 10-KSB filed March 31, 2003.

4.14	Warrant, dated January 31, 2003, issued by EP MedSystems, Inc. to EGS Private Healthcare Partnership, L.P. — Incorporated by referenced to the Company’s Current Report on Form 10-KSB filed March 31, 2003.

4.15	Warrant, dated January 31, 2003, issued by EP MedSystems, Inc. to EGS Private Healthcare Counterpart, L.P. — Incorporated by referenced to the Company’s Current Report on Form 10-KSB filed March 31, 2003.

4.16	Amended and Restated Secured Promissory Note issued to Medtronic International Limited on March 13, 2003, together with First Amendment to Note Purchase Agreement, dated March 13, 2003, between Medtronic International Limited and EP MedSystems, Inc. — Incorporated by referenced to the Company’s Current Report on Form 10-KSB filed March 31, 2003.

4.17	Stock Purchase Agreement, dated as of September 5, 2002, between EP MedSystems, Inc. and Boston Scientific Corporation.— Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed November 14, 2002.

4.18	Registration Rights Agreement, dated as of September 5, 2002, between EP MedSystems, Inc. and Boston Scientific Corporation— Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed November 14, 2002.

4.19	Mortgage Note, dated November 21, 2002, issued to William Winstrom, in the principal amount of $375,000, together with related Mortgage and Security Agreement— Incorporated by referenced to the Company’s Current Report on Form 10-KSB filed March 31, 2003.

Exhibit Number	Description

4.20	Mortgage Note, dated November 21, 2002, issued to Anthony Varrichio, in the principal amount of $375,000, together with related Mortgage and Security Agreement— Incorporated by referenced to the Company’s Current Report on Form 10-KSB filed March 31, 2003.

4.21	Agreement between Anthony Varrichio and EP MedSystems, Inc., dated April 2, 2003, — Incorporated by reference to the Company’s Registration Statement on Form S-3 filed April 18, 2003.

4.22	Agreement between William Winstrom and EP MedSystems, Inc., dated April 2, 2003— Incorporated by reference to the Company’s Registration Statement on Form S-3 filed April 18, 2003.

4.23	Common Stock Purchase Agreement between EP MedSystems, Inc. and the several purchasers named therein, dated as of April 11, 2003— Incorporated by reference to the Company’s Registration Statement on Form S-3 filed April 18, 2003.

4.24	Amendment No. 1, dated April 11, 2003, to Registration Rights Agreement, dated as of January 31, 2003, by and between EP MedSystems, Inc. and the Initial Investors referred to therein— Incorporated by reference to the Company’s Registration Statement on Form S-3 filed April 18, 2003.

4.25	Agreement made as of June 27, 2003, by and between EP MedSystems, Inc. and Anthony Varrichio— Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed August 19, 2003.

4.26	Agreement made as of June 27, 2003, by and between EP MedSystems, Inc. and William Winstrom— Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed August 19, 2003.

4.27	Notice of EP MedSystems’ Right to Repurchase Warrants, dated July 23, 2003— Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed August 19, 2003.

4.28	Secured Convertible Note, dated August 28, 2003, with Laurus Master Fund, Ltd. in the principal amount of $4,000,000, together with related Registration Rights Agreement, Guaranty, and Security Agreement— Incorporated by reference to the Company’s Current Report on Form 8-K filed September 12, 2003.

4.29	Amendment, dated November 25, 2003 to Registration Rights Agreement dated August 28, 2003 with Laurus Master Fund, Ltd.— Incorporated by reference to the Company’s Annual Report on Form 10-KSB filed March 30, 2004.

4.30	Warrant, dated August 28, 2003, issued by EP MedSystems, Inc. to Laurus Masterfund, Ltd. — Incorporated by reference to the Company’s Current Report on Form 8-K filed September 12, 2003.

4.31	Warrant, dated August 28, 2003, issued by EP MedSystems, Inc. to Biscayne Capital Markets, Inc. — Incorporated by reference to the Company’s Registration Statement on Form S-3 filed October 28, 2003.

4.32	Form of Common Stock Purchase Agreement dated December 26, 2003 (identical agreements, except for number of shares of Common Stock acquired, were executed by each of the selling shareholders)— Incorporated by reference to the Company’s Registration Statement on Form S-3 filed January 22, 2004.

4.33	Form of Registration Rights Agreement dated December 26, 2003 (identified agreements were executed by each of the selling shareholders) — Incorporated by reference to the Company’s Registration Statement on Form S-3 filed January 22, 2004.

Exhibit Number	Description

4.34	Common Stock Purchase Agreement, dated as of December 14, 2004, by and between EP MedSystems, Inc. and the Purchasers listed on Exhibit A thereto— Incorporated by reference to the Company’s Current Report on Form 8-K filed December 21, 2004.

4.35	Registration Rights Agreement, dated as of December 14, 2004, by and between EP MedSystems, Inc. and the Investors listed on Exhibit A thereto— Incorporated by reference to the Company’s Current Report on Form 8-K filed December 21, 2004.

4.36	Security Agreement, dated August 28, 2003, by and between Laurus Master Fund, Ltd. and EP MedSystems, Inc.— Incorporated by reference to the Company’s Current Report on Form 8-K filed September 12, 2003.

4.37	Security Agreement, dated August 28, 2003, by and between Laurus Master Fund, Ltd. and Procath Corporation— Incorporated by reference to the Company’s Current Report on Form 8-K filed September 12, 2003.

4.38	Guaranty dated August 28, 2003, by Procath Corporation— Incorporated by reference to the Company’s Current Report on Form 8-K filed September 12, 2003.

5.1*	Opinion of Mayer, Brown, Rowe & Maw LLP, regarding the legality of the shares.

10.1	License Agreement, dated as of November 1, 1995, between EP Med and Dr. Eckhard Alt, as amended— Incorporated by reference to the Company’s Registration Statement on Form SB-2 and Pre-Effective Amendments No. 1 and 2 filed April 18, 1996, May 28, 1996 and June 13, 1996, respectively.

10.2	License Agreement, dated as of November 1, 1995, between EP Med and Sanjeev Saksena— Incorporated by reference to the Company’s Registration Statement on Form SB-2 and Pre-Effective Amendments No. 1 and 2 filed April 18, 1996, May 28, 1996 and June 13, 1996, respectively.

10.3	License Agreement, dated February 27, 1997 between EP MedSystems and EchoCath, Inc. together with settlement agreement, dated November 6, 2001 between EP MedSystems and EchoCath, Inc.— Incorporated by reference to the Company’s Annual Report on Form 10-KSB filed March 31, 1997.

10.4	Master Manufacturing Agreement, dated April 16, 1996, between EP Med and Hi Tronics Designs, Inc. — Incorporated by reference to the Company’s Registration Statement on Form SB-2 and Pre-Effective Amendments No. 1 and 2 filed April 18, 1996, May 28, 1996 and June 13, 1996, respectively.

10.5	Amended and Restated 1995 Long-Term Incentive Plan— Incorporated by reference to the Company’s Definitive Proxy Statement on Form 14A filed June 26, 2000.

10.6	Amended and Restated 1995 Director Option Plan— Incorporated by reference to the Company’s Definitive Proxy Statement on Form 14A filed June 26, 2000.

10.7	Amendment to EP MedSystems, Inc. 1995 Director Option Plan— Incorporated by reference to the Company’s Definitive Proxy Statement on Form 14A filed July 30, 2002.

10.8	EP MedSystems, Inc. 2002 Stock Option Plan as Amended by First Amendment— Incorporated by reference to the Company’s Definitive Proxy Statement on Form 14A filed November 24, 2004.

10.9	Agreement of Lease, dated August 25, 1997, between EP Med and Provident Mutual Life Insurance Company, as landlord— Incorporated by reference to the Company’s Annual Report on Form 10-KSB filed March 31, 1998.

Exhibit Number	Description

10.10	Note Purchase Agreement, dated as of November 15, 2000, between EP Med and Medtronic Asset Management, Inc.— Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed November 20, 2000.

10.11	Secured Promissory Note, dated November 15, 2000, issued by EP Med to Medtronic Asset Management, Inc. — Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed November 20, 2000.

10.12	Stock Pledge Agreement, dated as of November 15, 2000, between Medtronic Asset Management, Inc. and David A. Jenkins— Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed November 20, 2000.

10.13	Subordination Agreement, dated as of November 15, 2000, between Medtronic Asset Management, Inc. and Fleet National Bank— Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed November 20, 2000.

10.14	Agreement, dated as of March 9, 1998, between ProCath Corporation and Allan Willis— Incorporated by reference to the Company’s Annual Report on Form 10-KSB filed May 1, 2001.

10.15	License Agreement, dated as of January 21, 1998, between EP Med and Incontrol, Inc.— Incorporated by reference to the Company’s Registration Statement on Form SB-2 and Pre-Effective Amendments No.1 through 4 filed June 26, 2001, August 24, 2001, September 28, 2001 and October 12, 2001, respectively.

10.16	Promissory Note dated December 30, 2002 between EP MedSystems, Inc. and EGS Healthcare Limited Partnership— Incorporated by reference to the Company’s Annual Report on Form 10-KSB filed March 31, 2003.

10.17	Form of Senior Management Incentive Agreements— Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed May 16, 2005.

10.18	Software Development, License and Distribution Agreement, dated as of December 19, 2005, by and between EP MedSystems, Inc. and Biosense Webster Inc. — Incorporated by reference to the Company’s Annual Report on Form 10-K filed March 31, 2006.

10.19	2006 Stock Option Plan— Incorporated by reference to the Company’s Definitive Proxy Statement on Form 14A filed December 1, 2005.

10.20	2006 Director Option Plan— Incorporated by reference to the Company’s Definitive Proxy Statement on Form 14A filed December 1, 2005.

10.21	Common Stock Purchase Agreement dated March 24, 2006 – Incorporated by reference to the Company’s Current Report on Form 8-K filed March 29, 2006

10.22	Common Stock Purchase Agreement dated March 24, 2006 – Incorporated by reference to the Company’s Current Report on Form 8-K filed March 29, 2006

10.23	Registration Rights Agreement dated March 24, 2006 – Incorporated by reference to the Company’s Current Report on Form 8-K filed March 29, 2006

21.1	Subsidiaries of the Registrant— Incorporated by reference to the Company’s Annual Report on Form 10-KSB filed March 30, 2004.

23.1*	Consent of Grant Thornton LLP

23.2*	Consent of Mayer, Brown, Rowe & Maw LLP (included in its opinion in Exhibit 5.1).

24.1*	Powers of Attorney (included on signature page).

*	Filed herewith.